

June 14, 2011

Via Facsimile
Mr. Murray D. Martin
Chairman, President and Chief Executive Officer
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, Connecticut 06926

> **Re:** **Pitney Bowes Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Forms 8-K filed February 8, 2011 and April 29, 2011**
> **File No. 001-03579**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

1.   We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic

operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 38

2.   We note that your line item labeled "Net income" excludes noncontrolling interests. Please tell us how your presentation complies with ASC 810-10-65-1. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

Note 9 – Income Taxes, page 54

3.   We note the line item "Impact of foreign operations" in your rate reconciliation on page 55. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. Refer to Rule 4-08(h)(2) of Regulation S-X.

Note 15 – Commitments and Contingencies, page 69

4.   We note your disclosures regarding your legal proceedings. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with ASC 450-20-50-3 through 5 and SAB Topic 5Y.

Forms 8-K filed February 8, 2011 and April 29, 2011

5.   We note that you present non-GAAP financial measures in your earnings release. Please tell us how you considered the requirement in Item 10(e)(1)(i)(C) of Regulation S-K to disclose why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Christine Davis for

Patrick Gilmore
Accounting Branch Chief